

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

December 29, 2006

Mr. Kenneth Haber
Chief Financial Officer
OM Group, Inc.
127 Public Square, 1500 Key Tower
Cleveland, Ohio 44114-1221

> **RE:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Quarters Ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **File No. 1-12515**

Dear Mr. Haber:

We have reviewed your filings and have the following comments. We have limited our review to the matters discussed below and we will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Report of Independent Registered Public Accounting Firm, page 36</u>

2. Your auditors indicate in their report that their audit was conducted in accordance with "auditing standards" of the Public Company Accounting Oversight Board (United States). In the future, please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the "standards" of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

<u>Note 1 – Significant Accounting Policies, page 44</u>

<u>Receivables from Joint Venture Partners and Minority Interests, page 45</u>

3. We note that you have a receivable from a joint venture partner of approximately $25.2 million, net of a $4.2 million valuation allowance. You indicate that you have fully reserved the interest due on the receivable and you anticipate that repayment of the receivable will be made from the partner's share of any dividends. Given the uncertainty about repayment and the fact that the value of the collateral for this receivable is less than the value of the receivable, please tell us how you determined that the allowance was adequate as of December 31, 2005. Please tell us the basis for your current valuation allowance.

<u>Note 17 - Commitments and Contingencies, page 68</u>

4. You indicate that during 2005 you reversed a $5.5 million tax contingency originally established in July 2003. You also indicate that although the contingency is no longer probable, an unfavorable outcome is reasonably possible. If true, please confirm that the amount of the reasonably possible loss is $5.5 million or provide the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5:Y.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2006</u>

<u>Note 13 – Reportable Segments, page 16</u>

5. We note that your Specialties segment includes three business units, including Electronic Chemicals, which was formerly a component within your Nickel reportable segment. Please tell us how you determined that each of the three business units in the Specialties segment have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation. Please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with key metrics, including gross margins, used in your quantitative analysis for each of the last five fiscal years and the most recent interim period. Please ensure that you

also show the dollar and percentage change from period to period in your analysis. Please refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief